

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

<u>Via E-mail</u>
Mr. Thomas R. Loftus
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

>   **Re: VSE Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 6, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 15, 2013**
>   **File No. 0-3676**

Dear Mr. Loftus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1. Business, page 5</u>

<u>Backlog, page 7</u>

1.   To the extent that certain contracts comprise a material portion of your backlog, in future filings please consider adding a risk factor disclosure to specifically identify these contracts and the inherent risks associated with the backlog work being performed. In addition, in future filings please consider expanding your MD&A disclosure related to the status of work performed in key contracts to help investors better assess your revenue estimates based on the current status of your backlog and the expected impact that such projects may have on your financial statements going forward.

2.   Please tell us, and in future filings disclose what portion of backlog is not reasonably expected to be filled within the current fiscal year, and discuss any seasonal or other material aspects of the backlog, if applicable. <u>See</u> Item 101(c)(1)(viii) of Regulation S-K. Otherwise please explain to us why you would not be required to provide such disclosure.

<u>Item 1A. Risk Factors, page 9</u>

<u>General</u>

3.   Your risk factor disclosure should provide sufficient qualitative and quantitative disclosure to enable a reader to assess the impact that these risks may have on your results of operations. In this regard, we note the following:

- Your risk factor "Our business could be adversely affected by incidents…" on page 9 does not provide sufficient qualitative disclosure for one to understand which aspects of your business operations may expose you to these risks nor does it identify the actual risks or provide examples of past system failures or accidents;
- Your risk factor "Due to the nature of our work we could potentially be exposed to legal actions…" on page 11 is broadly worded and discusses risks that may apply to many issuers and or businesses; and
- Your risk factor "Technology security risks and environmental and pollution risks could potentially impact our financial results" on page 11 does not specify to what "certain information and technology security risks" you may be exposed.

4.   In future filings please enhance your disclosures to enable readers to associate the disclosed risks with specific aspects of your business operations.

<u>Global economic conditions and political factors could adversely affect revenues…, page 10</u>

5.   With a view towards future disclosure, please tell us how political unrest in Egypt has decreased your revenues.

<u>Technology security risks and environmental and pollution risks could potentially impact our financial results, page 11</u>

6.   It appears that this risk factor addresses two separate risks: (1) technology security risks and (2) environmental risks. In future filings, please revise your risk factor disclosure to address these risks under separate headings. Also, with respect to the technology security risks, to the extent that these risks may relate to cybersecurity threats, in future filings please clarify your disclosure accordingly as well as consider the Division of Corporation Finance's Disclosure Guidance Topic No 2, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

Item 2. Properties, page 11

7.   You disclose that the 30 leased facilities include a total of 1.2 million square feet of office and warehouse space. To the extent that you consider any of these facilities materially important to your business, in future filings briefly disclose their location. Refer to Item102 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 22
Long-lived Assets, page 23

8.   In future filings, please more fully discuss the significant assumptions you use to assess the recoverability of your long-lived assets.

Goodwill and Intangible Assets, page 23

9.   Please expand your disclosure in future filings to discuss the significant assumptions you use in your goodwill impairment analysis. In addition, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values, and goodwill for your reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value;
- A description of the material assumptions that drive estimated fair value;
- A discussion of any uncertainties associated with each key assumption; and
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of each of your reporting units, please disclose that determination.

Results of Operations, page 24

10.   In future annual and quarterly filings please expand your narrative to quantify and discuss the reasons for the changes in consolidated and segment contract costs between comparative periods. Your narrative should address the main cost drivers affecting consolidated and segment contract costs, including how those costs impacted consolidated operating income and segment earnings during each period presented and management's expectations of how they may impact future results.

Provision for Income Taxes, page 25

11.   Please expand your narrative in future filings to discuss and quantify the reasons for any significant differences between your effective tax rates and statutory tax rates for the periods presented, as applicable.

Liquidity and Capital Resources, page 28
Contractual Obligations, page 30

12.   Please expand your table, or provide a footnote disclosure, to include estimated cash requirements for interest expense on your long-term debt for each period presented. Refer to footnote 46 of the SEC Interpretive Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data, page 32

Note 4 – Property and Equipment, page 43

13.   Please explain to us how you determined the accounting treatment for the capitalization of construction costs, including providing us with the significant terms of the lease agreement and citing the accounting literature you relied upon in your analysis.

Note 11 – Commitments and Contingencies, page 50
(B) Contingencies, page 51

14.   We refer to your agreement with a subcontractor, where you were unable to provide any required work to the subcontractor due to delays in contract awards and protests of contracts awarded to you. Please clarify to us and disclose in future filings the nature of the amounts charged to income in each of 2011 and 2012. Additionally, please tell us and disclose in future filings whether you believe you will be subject to any additional material costs given that you have been unable to provide the subcontractor with the work required under the agreement.

Note 17 – Selected Quarterly Data, page 57

15.   Please disclose gross profit (net revenues less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter. In lieu of disclosing quarterly gross profit you may disclose the costs of revenue which will enable a reader to compute gross profit. Refer to Item 302(A)(1) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Annual Compensation Review, page 14

16.   Please tell us, and to the extent applicable in future filings disclose, how the compensation committee has considered the results of the most recent shareholder advisory vote on executive compensation in determining the 2012 compensation policies and decisions, and, if so, how that consideration affected the executive compensation decisions and policies. See Item 402(b)(1)(vii) of Regulation S-K.

Compensation Committee Philosophy and Pay-Setting Process, page 14

17.   In future filings, please quantify your statement that the total compensation of competitor executives "is significantly greater than that of their VSE executive peers…"

Executive Compensation Components, page 17

18.   In light of your "Peer Companies and Survey Data" disclosure on page 15 where you state that you do not set compensation levels at any specific level or percentile against the peer group data," please explain to us and in future filings revise your disclosure to elaborate on your statement that the committee considers "benchmarks for each executive against relevant market reference points." We may have additional comments following the review of your response.

Performance-Based Monetary Incentive Compensation, page 18

19.   With a view towards future disclosure, please tell us whether the performance-based incentive compensation for any of the named executive officers was based upon "operating income targets," and, if so, please provide requisite disclosure about these targets. In this regard, we note your disclose at the end of page 18.

Summary Compensation Table, page 25

20.   Refer to Instruction 4 to Item 402(c)(2)(ix) which states among other things that each perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for a named executive officer must be quantified and disclosed in a footnote. Please provide us a revised footnote (3) disclosure for year 2012, quantifying the 401(k) contribution and the amounts under the DSC Plan. Please ensure that you comply with this comment in your future filings.

Grants of Plan-Based Awards in Fiscal Year 2012 Table, page 26

21.   Please tell us why you have not provided disclosure under the "Estimated future payouts under non-equity incentive plan awards" column, considering your page 18 disclosure where you discuss payment of performance-based compensation based on achieving "annual results in excess of financial thresholds." Otherwise, in future filings please revise your disclosure in compliance with Item 402(d)(2)(iii) of Regulation S-K, and provide us a revised Grant of Plan-Based Awards table for year 2012.

Vote on Frequency of Advisory Votes on Executive Compensation, page 33

22.   Item 5.07(d) of Form 8-K requires that no later than 150 calendar days after the end of the annual or other meeting of shareholders at which shareholders voted on the frequency of shareholder votes on the compensation of executives, a company is required through an amendment to the Form 8-K to disclose its decision on how frequently the company will include a shareholder vote on the compensation of executives in its proxy materials. In this regard, we note that each of the Form 8-K filed on May 9, 2011 and the Form 8-K filed on May 4, 2012 contain the results of voting on a proposal regarding the frequency of shareholder advisory votes; however, no subsequent amendment to any of these Form 8-Ks were filed disclosing the company's decision on the frequency of the advisory vote. In addition, it appears that the 2013 proxy statement also contains a frequency vote proposal. We are unable to locate the periodic report where you disclose the voting results related to matters submitted to a vote of the stockholders following the annual meeting of shareholders scheduled for May 7, 2013. Please advise and in future filings, please ensure compliance with Item 5.07 of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at (202) 551-3728 or Era Anagnosti at (202) 551-3369 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief